EX-FILING FEES

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

IDR Core Property Index Fund Ltd
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$1,399,577	0.00927%	$129.74(1)
Fees Previously Paid
Total Transaction Valuation	$1,399,577
Total Fees Due for Filing			$129.74
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$129.74

(1)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals $92.70 per million dollars of the value of the transaction.